William C. Dockman Senior Vice President & Chief Financial Officer T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

July 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Terence O'Brien, Accounting Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated July 23, 2020, regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2019, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. We respectfully request an extension until August 13, 2020, to provide our response due to the upcoming schedules of our team.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

Mr. William C. Dockman
Senior Vice President and Chief Financial Officer

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